UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-90130

Triad Automobile Receivables Trust 2002-A
(Issuer with respect to the notes)

Triad Financial Corporation
(Exact name of registrant as specified in its charter)

7711 Center Avenue Suite 100, Huntington Beach, California 92647
(714) 373-8300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-1 1.72313% Asset Backed Notes
Class A-2 1.99% Asset Backed Notes
Class A-3 2.62% Asset Backed Notes
Class A-4 3.24% Asset Backed Notes

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class A-1 1.72313% Asset Backed Notes	0
Class A-2 1.99% Asset Backed Notes	3
Class A-3 2.62% Asset Backed Notes	11
Class A-4 3.24% Asset Backed Notes	24

Pursuant to the requirements of the Securities Exchange Act of 1934, Triad Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 30, 2004	By:	(s) Mike L. Wilhelms

Name: Mike L. Wilhelms
Title: Sr. Vice President and CFO